Exhibit 99.2

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Baja Mining Corp. (the "Company")
500 – 200 Burrard Street
Vancouver, British Columbia, V6C 3L6

Item 2.	Date of Material Change

May 14, 2012

Item 3.	News Release

News Release dated May 14, 2012, was disseminated through Marketwire. A copy of the News Release is attached as Schedule "A".

Item 4.	Summary of Material Change

The Company announced the resignation of John Greenslade as a director, and his positions as CEO and President of Baja. The Company also announced Lorie Waisberg has been appointed as the chairman of the Board of Directors, replacing Giles Baynham.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule "A"

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Contact: Tom Ogryzlo, Interim Chief Executive Officer

Telephone: (604) 685-2323

Item 9.	Date of Report

May 14, 2012

Schedule "A"

Baja Mining Announces Resignation of Greenslade, Appointment of New Chairman and Interim CEO and Appointment of Special Committee

Vancouver, May 14, 2012 – Baja Mining Corp. (TSX:BAJ - OTCQX: BAJFF) today announced the resignation of John Greenslade as a director of Baja. Mr. Greenslade has also resigned from his positions as Baja’s CEO and President.

Baja’s Board has commenced the search for a new CEO. Tom Ogryzlo has been appointed as interim CEO to replace Mr. Greenslade while that search is underway, and with Baja’s Chief Financial Officer Rowland Wallenius and Chief Operating Officer Adam Wright, forms Baja’s leadership team.

Lorie Waisberg, who joined the Board of Directors on May 6, 2012, has been appointed as the chairman of the Board of Directors, replacing Giles Baynham, who served as Baja’s chairman since January 2012. Mr. Baynham continues to serve as a director of Baja.

Baja’s reconstituted Board is assessing Baja’s financing needs and is actively engaged in seeking a solution. A special committee of the Board which does not include Mount Kellett nominee Stephen Lehner has been formed to consider Baja’s financing alternatives. Further information will be provided on the status of Baja’s efforts as it becomes available.

Mount Kellett has withdrawn the petition announced in its press release of May 4, 2012, and is among the parties who have entered into confidentiality agreements with Baja permitting them to conduct due diligence on Baja and the Boleo Project.

For further information please contact Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.